UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

Webb Interactive Services, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

94748P 10 4

(CUSIP Number)

Rick Hauser

Gray, Plant, Mooty, Mooty & Bennett, P.A.

33 South Sixth Street, Suite 3400

Minneapolis, MN 55402

(612) 343-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 94748P 10 4

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Jona, Inc. 83-0323119

2.	Check the Appropriate Box if a Member of a Group** (a) ☐ (b) ☐ ** Joint filing

3.	SEC Use Only

4.	Source of Funds Not applicable - see Item 3.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0** 8. Shared Voting Power 9,250,000** 9. Sole Dispositive Power 0** 10. Shared Dispositive Power 9,250,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 36.9%

14.	Type of Reporting Person CO

**	See Item 5.

SCHEDULE 13D

CUSIP No. 94748P 10 4

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Neil A. McMurry

2.	Check the Appropriate Box if a Member of a Group** (a) ☐ (b) ☐ ** Joint filing

3.	SEC Use Only

4.	Source of Funds Not applicable - see Item 3.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 15,000** 8. Shared Voting Power 9,250,000** 9. Sole Dispositive Power 15,000** 10. Shared Dispositive Power 9,250,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,265,000**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.0%

14.	Type of Reporting Person IN

**	See Item 5.

Item 1. Security and Issuer.

The class of equity security to which this schedule relates is common stock, no par value, of Webb Interactive Services, Inc. (“Webb”). The name and address of the principal executive offices of the issuer of such securities are Webb Interactive Services, Inc., 1899 Wynkoop, Suite 600, Denver, CO 80202.

Item 2. Identity and Background.

(a), (b) and (c)

Jona, Inc. (“Jona”), 1701 East E. Street, Casper, Wyoming 82601, is a Wyoming corporation, principally engaged in the business of investing in technology companies and other lawful businesses. Neil A. McMurry, 1701 East E. Street, Casper, Wyoming 82601, is an individual, whose principal occupation is President, Treasurer and Secretary of Nerd Gas. The principal offices of Nerd Gas are located at 1701 East E. Street, Casper, Wyoming 82601. Information is provided below with respect to persons who are directors and executive officers of the reporting persons.

Neil A. McMurry, President, Treasurer, Secretary and Director, Jona, Inc., 1701 East E. Street, Casper, Wyoming 82601.

(d) and (e)

To the knowledge of the reporting persons, none of the reporting persons or any of the persons listed above in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Jona, Inc. is a corporation organized under the laws of the State of Wyoming. Mr. McMurry is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

This schedule relates to an Exchange Agreement entered into as of October 21, 2003 (the “Exchange Agreement”) between Jona, Inc. and Webb. Pursuant to the terms of the Exchange Agreement, Jona, Inc. has agreed to exchange warrants representing the right to purchase an aggregate of 10,060,000 shares of Webb common stock, at a warrant exercise price of $1.00 per share (the “Warrants”), for 1,800,000 shares of Webb common stock (the “Shares”). The exchange was effected on November 12, 2003.

Item 4. Purpose of Transaction.

Jona, Inc. acquired the Shares solely for investment purposes. Based upon their evaluation of Webb’s business, prospects and financial condition, market conditions, other opportunities available to Jona, Inc. and other factors they deem material, the reporting persons may seek to acquire additional shares of common stock of Webb in the open market or in private transactions, or may dispose of all or any portion of the shares of common stock of Webb currently owned.

Except as set forth above or as provided for in the Exchange Agreement, the reporting persons presently do not have definitive plans or proposals that relate to or would result in transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with Webb or others the reporting persons’ positions with respect to Webb that could thereafter result in the adoption of such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) Mr. McMurry, through Jona, Inc., is the beneficial owner of 9,250,00 shares of Webb common stock. Mr. McMurry, together with his spouse as joint tenants, is the owner of 15,000 shares of Webb common stock. The total of such amounts represents approximately 37% of the outstanding common stock of Webb. To the knowledge of the reporting persons, no other person named in Item 2 beneficially owns any Webb common stock.

(b) Mr. McMurry, through Jona, Inc., has the sole power to vote and the sole power to dispose of all shares of Webb common stock beneficially owned by him. Mr. McMurry has the sole power to vote and the sole power to dispose of all shares of Webb common stock beneficially owned by him and his spouse as joint tenants.

(c) The only transaction in the common stock of Webb that was effected by any person named in Section 5(a) above during the past sixty days, are the following:

1. The acquisition of 1,800,000 shares of common stock of Webb as reported in Items 3 and 4 above.

2. On November 11, 2003, Jona, Inc. sold 50,000 shares of Webb common stock at $0.95 per share.

(d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, such shares of the common stock of Webb.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Webb and Jona, Inc. entered into a Registration Rights Agreement dated as of January 17, 2002 (the “Registration Agreement”) requiring Webb, among other things, to prepare and file with the Securities and Exchange Commission a Registration Statement covering the resale by Jona, Inc. of up to 7,500,000 shares of common stock of Webb issued under a Purchase Agreement dated as of January 17, 2002 (the “Registrable Securities”). The Registrable Securities are subject to a registration statement on Form SB-2 (SEC File No. 333-89600). The Registration Agreement also provides certain incidental registration rights to Jona, Inc. with respect to the Registrable Securities.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Exchange Agreement dated October 21, 2003 by and between Webb Interactive Services, Inc. and Jona, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JONA, INC.

Date: November 12, 2003	By:	/s/ Neil A. McMurry

	Its:	President

Date: November 12, 2003	By:	/s/ Neil A. McMurry

Neil A. McMurry